UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Northwestern Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

668074305

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 668074305

1.	Names of Reporting Persons Lehman Brothers Holdings Inc.

S.S. or I.R.S. Identification No. of Above Person 13-3216325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 126,122

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 126,122

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,122

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%(1)

12.	Type of Reporting Person (See Instructions) HC/CO

(1) Based on 37,060,658 shares of common stock outstanding as of  October 26, 2007, as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 668074305

1.	Names of Reporting Persons Lehman Brothers Inc.

S.S. or I.R.S. Identification No. of Above Person 13-2518466

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 126,122

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 126,122

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,122

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%(1)

12.	Type of Reporting Person (See Instructions) BD/CO

(1) Based on 37,060,658 shares of common stock outstanding as of  October 26, 2007, as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 668074305

1.	Names of Reporting Persons Lehman Brothers Special Financing Inc.

S.S. or I.R.S. Identification No. of Above Person 11-2751029

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 119,080

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 119,080

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,080

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%(1)

12.	Type of Reporting Person (See Instructions) CO

(1) Based on 37,060,658 shares of common stock outstanding as of  October 26, 2007, as reported in the Form 10-Q for the quarter ended September 30, 2007.

Item 1.
(a)	Name of Issuer: Northwestern Corporation
(b)	Address of Issuer’s Principal Executive Offices: 125 South Dakota Avenue Sioux Falls, SD 57104

Item 2.
(a)	Name of Person Filing: Lehman Brothers Holdings Inc. Lehman Brothers Inc. Lehman Brothers Special Financing Inc.
(b)

Address of Principal Business Office or, if none, Residence:

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

Lehman Brothers Inc.

745 Seventh Avenue

New York, New York 10019

Lehman Brothers Special Financing Inc.

745 Seventh Avenue

New York, New York 10019

(c)

Citizenship or Place of Organization:
Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Special Financing Inc. (“LBSF”) is a corporation organized under the laws of the State of Delaware.

(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 668074305

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	A broker or dealer under Section 15 of the 1934 Act
	(b)	☐	A bank as defined in Section 3(a)(6) of the 1934 Act
	(c)	☐	An insurance company as defined in Section 3(a) (19) of the 1934 Act
	(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940
	(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	(i)	☐	A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act Of 1940
	(j)	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Item 9 of cover pages.
	(b)	Percent of class: See Item 11 of cover pages.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of
See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

LBI is the actual owner of 7,042 shares of common stock reported herein. LBI, a broker-dealer registered under Section 15 of the Act, is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the Common Units owned by LBI.

LBSF is the actual owner of 119,080 shares of common stock reported herein. LBSF, is wholly-owned by LBI which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, LBI and Holdings may be deemed to be the beneficial owners of the common stock owned by LBSF.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

☐

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

LEHMAN BROTHERS HOLDINGS INC.
/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Vice President
Name/Title

LEHMAN BROTHERS INC.
/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Senior Vice President
Name/Title

LEHMAN BROTHERS SPECIAL FINANCING INC.
/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Vice President
Name/Title

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

February 13, 2008
Date

LEHMAN BROTHERS HOLDINGS INC.
/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Vice President
Name/Title

LEHMAN BROTHERS INC.
/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Senior Vice President
Name/Title

LEHMAN BROTHERS SPECIAL FINANCING INC.
/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Vice President
Name/Title